UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By	:	/s/ Lily Dong
Name	:	Lily Dong
Title	:	Chief Financial Officer

Date: September 30, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding resignation of Kin-Wah Loh as director

Exhibit 99.1

RDA Microelectronics Announces Resignation of Kin-Wah Loh as Director

Accepts Executive Position at NXP

SHANGHAI, China (September 30, 2011) RDA Microelectronics (Nasdaq: RDA) (“RDA” or the “Company”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal chips for cellular, broadcast and connectivity applications, today announced that Kin-Wah Loh has resigned from RDA’s board of directors, effective October 1, 2011, to accept a position as executive vice president of global sales and marketing at NXP Semiconductors. NXP competes with RDA on a limited number of products, which creates a potential conflict of interest for Mr. Loh to remain on the board.

“I want to personally thank Kin-Wah for his contributions to our board since 2010,” said Vincent Tai, chairman and CEO of RDA Microelectronics. “We understand his decision to join NXP and wish him all the best in his new position with the company. RDA is committed to maintaining strong corporate governance practices, and we are in the process of identifying a new independent director with qualifications that will further enhance the depth of experience currently represented on RDA’s board of directors.”

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, FM radio receivers, set-top box tuners, analog mobile television receivers, walkie-talkie transceivers, LNB satellite down converters, and Bluetooth system-on-chips. For additional information, please see the Company’s website at http://www.rdamicro.com.

For investor and media inquiries please contact:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com